GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

June 24, 2016

Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Response dated June 2, 2016
File No. 001-02328

Dear Mr. Mew:

On behalf of GATX Corporation (“GATX”, the “Company”, “we” or “our”), I am submitting our responses to the comment letter dated June 14, 2016 addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 56

Balance Sheet Measures, page 56

1.
We have reviewed your response to our prior comment 1. Please expand your disclosure to include your response beginning with the sentence “We include these leased-in assets in our calculation of total assets because it gives investors…We believe that showing this corresponding off-balance sheet debt amount provides investors…leverage, and capital structure.” In addition, please consider revising the tabular presentation on page 56 to separately disclose a sub-total for off-balance sheet assets from that of the total of consolidated on-balance sheet assets computed in accordance with GAAP. Please also revise the title of “Total On- and Off-Balance Sheet Assets” to “Total assets as adjusted” or similar caption as the current title is confusingly similar to total assets and implies a greater amount of assets than actually owned. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Mr. Andrew Mew
Securities and Exchange Commission
June 24, 2016

In accordance with your comment, we will revise the disclosure with respect to our Balance Sheet Measures included in our Non-GAAP Financial Measures section in future filings as follows:

We disclose total on- and off-balance sheet assets because a significant portion of our North American railcar fleet has been financed through sale-leasebacks that are accounted for as operating leases and are not recorded on the balance sheet.  Similarly, ASC utilizes a tug and barge unit that is accounted for as an operating lease and is not recorded on the balance sheet.  We include these leased-in assets in our calculation of total assets because it gives investors a more comprehensive representation of the magnitude of the assets we operate and that drive our financial performance.  In addition, this calculation of total assets provides consistency with other non-financial information we disclose about our fleet, including the number of railcars in the fleet, average number of cars on lease, and utilization.  We also provide information regarding our leverage ratios, which are expressed as a ratio of debt (including off-balance sheet debt) to equity.  The off-balance sheet debt amount in this calculation is the equivalent of the off-balance sheet asset amount.  Reporting this corresponding off-balance sheet debt amount provides investors and other users of our financial statements with a more comprehensive representation of our debt obligations, leverage, and capital structure.

In addition, we will make the suggested changes to our table reconciling total assets as reported in accordance with GAAP and total assets including off-balance sheet assets in future filings.

Net Income Measures, page 56

2.
We have reviewed your response to our prior comment 2. You state that the non-GAAP measures are more reflective of your actual operating results. In this regard, your proposed disclosure of the reasons for these supplemental non-GAAP measures appears to give greater prominence for their use than the actual amounts in your GAAP financial statements. Please revise your proposed disclosure of how the non-GAAP measures are meaningful as supplemental information to the reported GAAP amounts.

In accordance with your comment, we will revise our non-GAAP disclosure in future filings as follows:

In addition to financial results reported in accordance with GAAP, we provide certain non-GAAP financial information. Specifically, we exclude the effects of certain tax adjustments and other items for purposes of presenting return on equity, net income, and diluted earnings per share because we believe these items are not attributable to our business operations.  Management utilizes this information when analyzing financial performance because such amounts reflect the underlying operating results that are within management’s ability to influence. Accordingly, we believe presenting this information provides investors and other users of our financial statements with meaningful supplemental information for purposes of analyzing year-to-year financial performance on a comparable basis and assessing trends.

Mr. Andrew Mew
Securities and Exchange Commission
June 24, 2016

3.
We note your response to our prior comment 3. Please clarify for us if your income tax rate change adjustments related to footnotes (3) and (8) are used for normalizing your income taxes in 2015 as compared to prior years. If so, please explain to us why they are appropriate and reasonable.

We respectfully note for the Staff that the income tax rate change adjustments related to footnotes (3) and (8) were not used to normalize our income taxes in 2015 as compared to prior years. As we noted in our prior response, we do not utilize or report a normalized income tax rate. These adjustments were included in our non-GAAP disclosure because we believe they are not attributable to our business operations, consistent with the rationale for all other reported items.

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In responding to the Division of Corporation Finance's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel,
Corporate Securities

cc: Robert C. Lyons